Exhibit 99.64

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST PHOSPHATE CORP.

FOR THE NINE MONTHS ENDED NOVEMBER 30, 2025 AND 2024

This management’s discussion and analysis (“MD&A”) covers the financial statements of First Phosphate Corp. (the “Company”) for the period ended November 30, 2025 and for the comparable period ended November 30, 2024. This MD&A should be read in conjunction with the condensed interim financial statements and notes thereto as at and for the three and nine periods ended November 30, 2025 and November 30, 2024 (the “Interim Financial Statements”). The information contained in this report is current to January 27, 2026 and has been approved by the Company’s board of directors (the “Board”).

This discussion should be read in conjunction with the Company’s audited annual financial statements for the years ended February 28, 2025 and February 29, 2024, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Company’s financial statements and the financial information contained in the MD&A are prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee.

The Company’s certifying officers are responsible for ensuring that the condensed interim financial statements and MD&A do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made. The Company’s officers certify that the condensed interim financial statements and MD&A fairly present, in all material respects, the financial condition, result of operations and cash flows, of the Company as of the date hereof.

The Board approves the condensed interim financial statements and MD&A and ensures that the Company’s officers have discharged their financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which reviews and approves all financial reports prior to filing.

Additional information related to the Company is available on SEDAR+ at www.sedar.com.

FORWARD LOOKING STATEMENTS

Information set forth in this MD&A may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; reliance on key personnel; the potential for conflicts of interest among certain officers, directors, or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of this MD&A or other reports and filings with applicable Canadian and United States securities regulators.

Forward-looking information and statements included throughout this MD&A are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect, including, but not limited to, assumptions about the geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis that are involved in the calculation of mineral reserves and mineral resources; expectations regarding industry trends, overall market growth rates and the Company’s growth rates and growth strategies; that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of precious and base metals; that the Company receives regulatory and governmental approvals for its development projects and other operations on a timely basis; feasibility of mine and plant development; the Company’s business plans and strategies; expenditure and financing requirements; that the Company is able to obtain financing for its development projects on reasonable terms; the Company’s ability to execute on its strategic growth priorities and to successfully integrate acquisition targets; that the Company is able to procure exploration equipment and services, and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company’s development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; exploration and development risks, that unforeseen changes to the political stability or government regulation in the country in which the Company operates do not occur; the Company’s ability to retain key personnel; and that the Company maintains its ongoing relations with its employees, affected communities, business partners and joint venturers.

Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not intend, and does not assume any obligation, to update or revise these forward-looking statements, except as required pursuant to applicable securities laws.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

Since May 2022 the Company has been in the business of acquiring, exploring and developing igneous anorthosite rock mineral properties in the Saguenay-Lac-St-Jean Region of Quebec for the purposes of developing and producing apatite (phosphate) concentrate, magnetite (iron) concentrate and ilmenite (titanium) concentrate. The Company now holds over 1,500 sq. km of royalty-free district-scale land claims.

The Company’s mining properties are located in Quebec, a North American electrification industry hub. The properties are strategically located in proximity to the Chicoutimi – Jonquiere population centre, Quebec’s 5th largest population centre, with a skilled industrial workforce. The Saguenay-Bagotville Airport is within approximately 77 kms from the Bégin-Lamarche Property, with daily flights to Montreal. The Company has road access to the deep-sea Port of Saguenay for international shipment of its concentrates as well as the ability to build industrial facilities at the Port of Saguenay. Clean Quebec Hydro is present in the vicinity of many of the Company’s mining claims as well as at the Port of Saguenay. The Company’s flagship property of Bégin-Lamarche as well as Lac à l’Orignal are located on four-season, heavy haul gavel roads connected to a paved provincial highway and to the Port of Saguenay.

The Company is a mineral development company fully dedicated to extracting and purifying phosphate for the eventual downstream production of cathode active material (“CAM”) for the Lithium Iron Phosphate (“LFP”) battery industry. Through prudent downstream partnerships, the Company plans to vertically integrate from mine source to eventual production of purified phosphoric acid and LFP CAM for use in the manufacture of LFP batteries for various industries such as energy storage, data centers, robotics, mobility and national security.

Industry Developments

The global LFP battery market size was USD 19.07 billion in 2024 and is projected to USD 124.42 billion by 2032 at a compound annual growth rate of 25.6%. Fortune Business Insights™ has mentioned these insights in its research report, titled, “Lithium Iron Phosphate Battery Market Size, Share & Industry Analysis, 2024-2032.”

Changes in Mineral Properties and Claims

Bégin - Lamarche Property:

The Company’s primary exploration property is found at Bégin-Lamarche which is 75 km driving distance from the deep sea Port of Saguenay. On June 5, 2023, the Company announced the results of its initial 4,274 m drill program on the property which yielded the discovery of two main zones with multiple open pit accessible phosphate-bearing layers.

On April 29, 2024, the Company completed a 25,929 m drill program at the Bégin-Lamarche property. A total of 99 drill holes drilled at 100-m spacing covered the entire length of the favorable phosphate horizon. Four phosphate bearing zones were discovered over a strike length of 2.5 km. The Phosphate Mountain Zone has been drilled for a total length of 250 m. This zone is beginning to merge (from the southwest) with the Northern Zone where a 500 m thick phosphate mineralized envelope exists, one which has delineated up to 5 individual layers ranging from 60 m to 100 m in thickness starting at surface and continuing down to a depth of 300 m. The overall strike length of the Phosphate Mountain Zone and the Northern Zone is approximately 600 m. The Southern Zone has been drilled at 100 m spaced sections over a strike length of 1,700 m. Results to date from the Southern Zone show continuous widths in excess of 100 m of phosphate mineralization. The Northwestern Zone has an average width of 40 m and a length of 700 m.

On October 31, 2024, the Company filed a report (the “MRE”) dated effective September 9, 2024 entitled “Technical Report and Initial Mineral Resources Estimate of the Bégin-Lamarche Phosphate Property, Saguenay-Lac Saint-Jean Region, Northern Quebec” (the “Bégin-Lamarche NI 43-101 Technical Report”) as prepared by Antoine Yassa, P. Geo, registered geologist of 3602 Rang des Cavaliers, Rouyn- Noranda, J0Z 1Y2. Preliminary Metallurgical Testwork on the property was performed by the Quebec division of SGS Canada Inc (“SGS”).

On January 17, 2025, the Company filed on SEDAR+, its Preliminary Economic Assessment (“PEA”) on the Bégin-Lamarche Property dated December 4, 2024 (the “Bégin-Lamarche PEA”). The Bégin- Lamarche PEA provides a viable case for developing the property by open pit mining for the primary production of a phosphate concentrate and potentially a secondary recovery of magnetite and ilmenite concentrates.

The Bégin-Lamarche PEA was prepared by P&E Mining Consultants Inc. and meets the requirements as defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves.

The Company is in the process of completing its 30,000 metre drilling campaign at its Bégin-Lamarche property as announced on October 21, 2025. The drilling campaign remains on track to be completed by end of April 2026. The drilling program is expected to build on the Company’s initial resource estimate and to confirm the final geological model for the property.  A full and comprehensive understanding of the deposit is anticipated after completion of this drill program. The Company is also in the process of completing metallurgical test work to determine suitability of the deposit for production of a high purity phosphate concentrate. Upon completion of these final exploration activities, the board of directors will make a decision as to whether to proceed to a formal feasibility study which could have a targeted completion date of Q4 2026. Should the Company decide to proceed with a feasibility study, a formal community, government, and stakeholder consultation plan should be developed and implemented.

Expenditures for the nine-month period ended November 30, 2025 on the Bégin-Lamarche property amounted to $6,919,272, which were related primarily to drilling activities necessary to obtain the required bulk sample for the metallurgical studies that will be required for the feasibility study.

Lac à l’Orignal Property:

The Company’s secondary exploration property is the Lac à l’Orignal property which is based on a technical report dated November 17, 2022 and entitled “Technical Report and Initial Mineral Resource Estimate of the Lac à l’Orignal Phosphate Property, Saguenay-Lac-Saint-Jean Region, Northern Quebec” as prepared by Antoine Yassa, P. Geo, registered geologist of 3602 Rang des Cavaliers, Rouyn- Noranda, J0Z 1Y2. Preliminary Metallurgical Testwork on the property was performed by the Quebec division of SGS and published on March 20, 2023. As well, a Mineralogical Study by Queen’s University was published on March 14, 2023. The Company announced a completed PEA on this property on July 26, 2023.

On September 11, 2023, the Company filed on SEDAR+, its Preliminary Economic Assessment on the Lac à l’Orignal property (the “Lac à l’Orignal PEA”) dated July 23, 2023. The Lac à l’Orignal PEA provides a viable case for developing the property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite and ilmenite concentrates.

The Lac à l’Orignal PEA was prepared by P&E Mining Consultants Inc. and meets the requirements as defined in NI 43-101. This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Expenditures for the period on the Lac à l’Orignal Property were $nil.

All mineral areas have not generated revenue thus far. The Company is in the late exploration and PEA phase at Bégin-Lamarche and Lac à l’Orignal . The Company continues to determine the commercial feasibility of the Bégin-Lamarche and Lac à l’Orignal properties.

There is no guarantee that the Company will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise, or financing for the projects referenced above to be placed into production.

Secondary Processing Facilities

On September 9, 2024, the Company announced its intention to build a 10,000 tonne per annum iron phosphate CAM pre-cursor (“pCAM”) plant (“First Saguenay”) in Saguenay (La Baie), Quebec, Canada. Iron phosphate is a key pre-cursor used in the production of CAM for LFP batteries. First Saguenay is to serve as a key and complimentary part of the Company’s planned downstream processing facilities and full vertical integration plans from phosphate mine to creation of LFP CAM. First Saguenay intends to work synergistically in the transformation and value-added processing of the feedstock from the Company’s proposed mining operations which are located approximately 80 km and 120 km from the Company’s two major phosphate properties in the region.

The Company has completed a non-NI 43-101 compliant feasibility study with Ultion Technologies Inc. (“Ultion”), a US-based company that is a pioneer in the LFP battery industry to determine the infrastructure required to support the permit applications as well as the lease facility retrofitting requirements.

Regarding the commencement of operations at First Saguenay, the Company is waiting for clarity on the impact of the North American trade-tariff situation before assessing its final deployment timelines and rollout plans. The proposed building owner has pledged maximum flexibility in terms of lease uptake. The Company has also located various secondary plant development locations in the United States should the North American trade-tariff situation require production facilities in multiple countries. The First Saguenay initiative is conditional upon First Phosphate arranging the financing necessary to carry-out the proposed activities. The Company is considering various options for financing and structuring First Saguenay including non-dilutive options.

In addition, on December 2, 2024, the Company announced that it had concluded licensing and engineering agreements for a 190,000 tonne per annum phosphoric acid facility. The internal, non-NI 43-101 compliant, pre-feasibility and capex study for the facility was completed by engineering firm Ballestra S.pA. On July 18, 2025, the Company announced that it has finalized an industrial land option agreement with Port of Saguenay (the “Port”) located in Saguenay, Quebec, Canada granting the Company the exclusive right to enter into a definitive land lease with the Port by December 31, 2027 on lands where the Company plans to develop the phosphoric acid plant. This agreement is subject to various financial and development milestones prior to anticipated facility construction beginning in 2028.

The commencement of the industrial operations proposed by the Company are subject to a number of conditions, including permitting and financing which the Company continues to work towards diligently.

Changes in Share Capital

In May to July 2025, the Company issued 20,781,822 flow-through shares at a price of $0.35 per share, for gross proceeds of $7,273,638, and 2,674,889 units, at a price of $0.35 per unit, for gross proceeds of $936,210. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $2,400 in cash finders’ fees, and issued 1,366,150 compensation shares and 1,344,437 compensation warrants, with the warrants exercisable at $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause.

On August 31, 2025, the Company issued 2,658,780 common shares upon the exercise of restricted share units (“RSUs”) for services received from its directors, management and staff. The fair value of the RSUs on the grant date was computed as $771,046 and was reclassified upon exercise from contributed surplus to capital stock.

On September 28, 2025, the Company entered into an agreement for a “best efforts” private placement of up to 25,000,000 units of the Company at a price of $0.60 per unit for aggregate gross proceeds of up to $15,000,000. The Company and the agent mutually agreed to withdraw this offering on October 6, 2025 due to market volatility.

In August to September 2025, the Company issued 13,297,400 flow-through shares at a price of $0.50 per share, for gross proceeds of $6,648,700, and 9,785,000 units, at a price of $0.50 per unit, for gross proceeds of $4,892,500. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $96,800 in cash finders’ fees, and issued 713,040 compensation shares and advisory shares at a deemed price of $0.50 per common share, and 914,640 compensation warrants, with the warrants exercisable at $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause.

In November 2025, the Company issued 3,355,832 flow-through shares at a price of $0.90 per share, for gross proceeds of $3,020,249, and 611,777 units, at a price of $0.90 per unit, for gross proceeds of $550,599. Each unit was comprised of one common share and one common share purchase warrant with each whole warrant exercisable for one common share at a price of $1.25 until April 30, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company issued 267,586 compensation shares and advisory shares at a deemed price of $0.90 per common share, and 267,586 compensation warrants, with the warrants exercisable at $1.25 per common share until April 30, 2026, subject to an accelerated expiry clause.

The Company issued 1,175,000 common shares on the exercise of 800,000 options at $0.25 per share for gross proceeds of $200,000, and 375,000 options at $0.35 per share for gross proceeds of $131,250.

The Company issued 4,584,014 common shares, at $0.50 per share, on the exercise of 4,584,014 warrants, for total proceeds of $2,292,007.

The Company had previously entered into a $2.1 million line of credit agreement between the Company and certain Company directors on December 29, 2023. The Company did not access any funds under the line of credit prior to its expiry on December 31, 2025. Accordingly, 2,625,000 unvested warrants granted to the directors in connection with the line of credit agreement expired.

Other Events

March 1, 2025: The Company granted 2,658,580 RSUs to directors, officers and consultants. The RSUs vested on August 31, 2025 and were exercised on September 4, 2025.

April 15, 2025: The Company highlighted its strategic role in driving the onshoring of American manufacturing by supplying the domestic LFP battery materials essential to factory automation and robotics. The Company has been actively building a North American LFP ecosystem, vertically integrated from mine to battery-grade material, to ensure supply chain security, transparency, and sovereignty.

April 22, 2025: The Company applauded dialogue on the development of Quebec’s clean, igneous phosphate reserves during the Canadian Federal Election Debate held on April 17, 2025 in Montreal, Quebec.

April 30, 2025: The Company announced that it had voluntarily filed a Form 15F with the United States Securities and Exchange Commission for the purpose of terminating the registration of its common shares and its reporting obligations under the Securities Exchange Act of 1934. The Company’s reporting obligations terminated 90 days after filing of the Form 15F.

July 7, 2025: The Company successfully produced commercial-grade lithium iron phosphate (“LFP”) 18650 format battery cells using North American-sourced critical minerals, advancing its mission to localize the LFP battery supply chain in North America.

August 12, 2025: The Company’s common shares graduated to trading on the OTCQX Best Market (“OTCQX”) under the ticker symbol of FRSPF.

September 1, 2025: The Company granted 1,850,400 RSUs to its directors, officers and consultants. The RSUs are to vest on February 28, 2026.

October 31, 2025: The Company’s common shares were listed for trading on the Tradegate Exchange (“Tradegate”) in Germany (TDG: KD0).

November 24, 2025: Directors, officers and consultants of the Company were granted 4,700,000 options. The options vest as follows: i) 25% are to vest on May 24, 2026; (ii) 25% are to vest on November 24, 2026; (iii) 25% are to vest on May 24, 2027; and (iv) the remaining options are to vest on November 24, 2027. The options expire on December 29, 2028.

November 24, 2025: The Company granted 1,303,000 RSUs to directors, officers, consultants and employees as bonuses. The RSUs vested on January 1, 2026 and were exercised on January 5, 2026.

Subsequent Events

December 31, 2025: 1,994,564 warrants with an exercise price of $0.50 expired unexercised.

December 31, 2025: Pursuant to the terms of the collaboration agreement signed on April 9, 2024, the Company issued 240,132 shares to Pekuakamiulnuatsh First Nation in respect of exploration and development expenditures undertaken by the Company on the First Nation’s lands in calendar 2025.

December 2025: The Company issued 4,653,501 flow-through shares at a price of $0.90 per share, for gross proceeds of $4,188,151, and 2,062,754 units, at a price of $0.90 per unit, for gross proceeds of $1,856,479. Each unit is comprised of one common share and one common share purchase warrant with each warrant exercisable for one common share at a price of $1.25 until April 30, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company issued 76,444 compensation shares and 76,444 compensation warrants, with the warrants exercisable at $1.25 per common share until April 30, 2026, subject to an accelerated expiry clause.

January 6, 2026: The Company entered into an amendment to its existing, long-term phosphate concentrate offtake agreement in the form of letter of intent (the “LOI”) with an existing partner . Under the amendment, the customer agreed to pre-pay US$530,000 to the Company. If no positive production decision is made within the LOI term or a negative decision occurs, this amount is refundable with 6% per annum interest.

Between December 1, 2025 and January 27, 2026: The Company issued 12,437,545 common shares on the exercise of warrants, for total proceeds of $6,224,398.

Between December 1, 2025 and January 27, 2026: The Company issued 1,275,000 common shares on the exercise of options, for total proceeds of $403,750.

RESULTS OF OPERATIONS

For the three months ended November 30, 2025

The following analysis of the Company’s operating results for the three months ended November 30, 2025 includes a comparison against the three months ended November 30, 2024.

Revenue:

The Company has no active business operations that generate revenue.

Expenses:

Mining exploration and metallurgy expenses (recovery) for the three months ended November 30, 2025 were $3,843,718 compared to $890,243 for the three months ended November 30, 2024. The expenses related to its latest drill program at the Bégin-Lamarche property were $3,863,259 compared to $1,020,079 for the three months ended November 30, 2024. During the period, the Company recognized tax credits related to resources for $19,541 (2024 - $154,047) due from the Government of Quebec for the qualified exploration expenditures incurred in Quebec.

Professional fees for the three months ended November 30, 2025 were $249,384 compared to $8,777 for the three months ended November 30, 2024. The professional fees are comprised of the following:

	For the three months ended November 30, 2025 $	For the three months ended November 30, 2024 $
Legal fees	88,159	12,410
Accounting fees	24,800	18,200
Research analysts	21,850	—
Capital markets consultants	62,500	—
Consulting fee expense (recovery)	52,074	(21,833)
	249,384	8,777

The increase in legal and accounting fees is due to the increase in the level of activities that requires engaging the services of the respective professionals. The increase in other professional fees is due to the increase in the level of market research activities during the period.

Business development expenses for the three months ended November 30, 2025 were $588,515 compared to $193,815 for the three months ended November 30, 2024. The increase in business development expense is due to the increase in the level of business development activities during the period.

General administrative expenses for the three months ended November 30, 2025 were $412,798 compared to $60,568 for the three months ended November 30, 2024. The increase in general administrative expense is due to the increase in the level of travel activities and office expenses during the period.

Regulatory filing fees for the three months ended November 30, 2025 were $50,771 compared to $14,530 for the three months ended November 30, 2024. The increase in regulatory expense is due to the increase in the level of financing activities during the period.

Share based compensation for the three months ended November 30, 2025 were $652,966 compared to $488,082 for the three months ended November 30, 2024. Share based compensation was recorded for the issuance of stock options and RSUs to directors, officers and consultants of the Company. The increase in share based compensation expense is due to the increase in the level of activity during the period.

Gain on amortization of flow through liability for the three months ended November 30, 2025 were $19,667 compared to $109,124 for the three months ended November 30, 2024. The decrease is due to flow through shares issued at a lower price compared to the market value at date of issuance, resulted in lower flow through liability. Amortization of the flow through liability is based on the proportion of the flow through funds spent on eligible exploration and evaluation expenses.

Interest income for the three months ended November 30, 2025 were $4,131 compared to $1,746 for the three months ended November 30, 2024. This interest relates to bank deposits.

Loss for the period

The net loss for the three months ended November 30, 2025 was $5,777,828 as compared to $1,681,986 for the three months ended November 30, 2024. This represents an increase in net loss of $4,095,842 and is due to the items discussed above.

For the nine months ended November 30, 2025

The following analysis of the Company’s operating results for the nine months ended November 30, 2025 includes a comparison against the nine months ended November 30, 2024.

Revenue:

The Company has no active business operations that generate revenue.

Expenses:

Mining exploration and metallurgy expense for the nine months ended November 30, 2025 were $6,570,074 compared to $3,943,631 for the nine months ended November 30, 2024. The expenses related to its latest drill program at the Bégin-Lamarche property were $6,919,272 compared to $5,607,385 for the nine months ended November 30, 2024. For the period, Company recognized tax credits related to resources for $349,198 (2024 - $1,663,754, including $312,913 incurred in the year ended February 28, 2023, $232,347 incurred in the year ended February 29, 2024, and $1,118,494 incurred in the nine months ended November 30, 2024.) due from Government of Quebec for the qualified exploration expenditures incurred in Quebec.

Professional fees for the nine months ended November 30, 2025 were $441,584 compared to $377,128 for the nine months ended November 30, 2024. The professional fees comprise the following:

	For the nine months ended November 30, 2025 $	For the nine months ended November 30, 2024 $
Legal fees	114,201	92,186
Accounting fees	112,400	217,692
Audit fee	5,976	23,283
Research analysts	21,850	—
Capital carkets consultants	62,500	—
Consulting fees	124,657	43,967
	441,584	377,128

The increase in legal fees is due to the increase in the level of activities that requires engaging the services of the respective professionals. The decrease in audit fees is relative to the cost of the annual audit. The increase in other professional fees is due to the increase in the level of market research and capital markets activities during the period.

Business development expenses for the nine months ended November 30, 2025 were $862,751 compared to $464,349 for the nine months ended November 30, 2024. The increase in expense is due to the increase in the level of business development activities during the period.

Directors’ Fees for the nine months ended November 30, 2025 were $nil compared to $10,000 for the nine months ended November 30, 2024. Fees have been incurred for non-executive directors. Starting September 1, 2023, director fees are primarily paid via the issuance of RSUs and are presented as share based compensation.

General administrative expenses for the nine months ended November 30, 2025 were $561,867 compared to $194,940 for the nine months ended November 30, 2024. The increase in general administrative expense is due to the increase in the level of travel activities and office expenses and business activity for the period.

Regulatory filing fees for the nine months ended November 30, 2025 were $123,239 compared to $127,030 for the nine months ended November 30, 2024.

Share based compensation for the nine months ended November 30, 2025 were $1,517,934 compared to $1,676,069 for the nine months ended November 30, 2024. Share based compensation was recorded for the issuance of stock options and RSUs to directors, officers and consultants of the Company.

Gain on amortization of flow through liability for the nine months ended November 30, 2025 were $843,593 compared to $1,021,710 for the nine months ended November 30, 2024. The decrease is due to flow through shares issued at a lower price compared to the market value at date of issuance, resulted in lower flow through liability. Amortization of the flow through liability is based on the proportion of the flow through funds spent on eligible exploration and evaluation expenses.

Interest income for the nine months ended November 30, 2025 were $34,365 compared to $118,401 for the nine months ended November 30, 2024. This interest relates to bank deposits.

Loss for the period

The net loss for the nine months ended November 30, 2025 was $9,532,175 as compared to $6,038,200 for the nine months ended November 30, 2024. This represents a increase in net loss of $3,493,975 and is due to the items discussed above.

SUMMARY OF QUARTERLY RESULTS

The following quarterly financial data is derived from the financial statements of the Company as at and for the three-month periods ended on the dates indicated below. The information should be read in conjunction with the Company’s condensed interim financial statements and the accompanying notes thereto.

	Nov 30/25 $	Aug 31/25 $	May 31/25 $	Feb 28/25 $
Total assets	25,126,133	14,682,668	8,735,500	7,452,772
Working capital	20,100,795	10,655,163	4,404,131	2,631,423
Shareholders’ equity	23,890,844	14,418,439	8,167,351	6,391,331
Net loss for the 3 months then ended	(5,777,828)	(2,006,009)	(1,748,338)	(1,589,214)
Loss per share	(0.04)	(0.02)	(0.02)	(0.02)

	Nov 30/24	Aug 31/24	May 31/24	Feb 29/24
	$	$	$	$
Total assets	5,501,795	6,591,030	6,895,055	12,995,758
Working capital	976,476	2,030,075	1,628,755	4,889,979
Shareholders’ equity	5,065,493	6,238,147	5,953,075	9,312,374
Net loss for the 3 months then ended	(1,681,986)	(170,997)	(4,185,217)	(3,764,747)
Loss per share	(0.02)	(0.00)	(0.06)	(0.07)

LIQUIDITY AND CAPITAL RESOURCES

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company currently does not generate revenue. It has incurred losses and negative cash flows from operations since inception. To maintain or adjust the capital structure, the Company may attempt to issue new shares. The Company intends to raise capital by future financings and non-dilutive options. There is no guarantee that additional financing or non-dilutive options will be available or that it will be available on terms acceptable to management of the Company. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. See “Risk Factors” of this MD&A.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the period ended November 30, 2025. The Company is not subject to externally imposed capital requirements.

As of the date of this MD&A, the Company had $22,389,318 in cash and cash equivalents, $45,000 in restricted cash, $341,033,118 in short term 2026 government receivables.

Use of Proceeds Assuming No Additional Financing

As of the date of this MD&A, the Company intends to use its financial resources for the advancement of the objectives and milestones outlined below over the next 12 months.

Category	Expense
Exploration & Metallurgical Activities	$9,965,600
Professional Fees (Audit, Accounting, Legal)	$461,000
Public Company Costs	$134,900
Business Development, Public Relations, Conferences	$1,980,000
General and Administration Expenses	$2,122,000
Total	$14,663,500

The Company’s board of directors has determined to compensate certain directors and management in non-cash consideration until February 28, 2026 to assist the Company with maintaining sufficient cash flow. Parties subject to this arrangement provided written agreement to the arrangement. By adhering to the planned operating budget as set forth in the table above, the Company projects that it has the financial resources to maintain operations beyond mid 2027. The Company intends to raise capital by future financings and non-dilutive options. There is no guarantee that additional financing or non-dilutive options will be available or that it will be available on terms acceptable to management of the Company.

The Company has incurred negative operating cash flow since inception. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the sale of securities and/or its existing working capital to fund such negative cash flow.See “Risk Factors”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

CAPITAL STOCK

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at November 30, 2025, the Company had 151,218,841 common shares outstanding with share capital of $56,494,498 and as at November 30, 2024, the Company had 77,198,802 common shares outstanding with share capital of $27,484,724. As at the date of this MD&A, the Company has 173,267,217 common shares outstanding. There are no preferred shares issued or outstanding.

Omnibus Equity Incentive Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan provides the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees and consultants, all granted under one plan and which allows such awards to be subject to the same administration and overall limits. The Omnibus Plan was approved by disinterested shareholders at the Company’s annual and special meeting of shareholders held on August 25, 2023. The Omnibus Plan was subsequently amended and restated on July 24, 2024 to address housekeeping matters, and drafting errors including: (i) to amend the definition of “Eligible Directors” to clarify the eligibility of directors to be granted RSUs under the Omnibus Plan; (ii) to clarify that any common shares subject to an “Award” under the Omnibus Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a “Participant” shall again be available for Awards under the Omnibus Plan; and (iii) to amend the vesting provisions under the Omnibus Plan to permit RSU vesting periods of less than one year.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant. The Company had no RSUs issued and outstanding at the time of disinterested shareholder approval for the Omnibus Plan. As at November 30, 2025, the Company had 11,425,000 common shares reserved for issuance pursuant to options grants and 3,153,400 common shares pursuant to RSU grants. In aggregate, the Company had 14,578,400 common shares reserved for issuance pursuant to options and RSUs granted and outstanding, representing 8.8% of the common shares outstanding on a partially diluted basis.

As of the date of this MD&A, the Company is authorized to issue up to 22,653,043 options or RSUs.

Restricted Share Units

The following details the changes in outstanding RSUs for the nine months ended November 30, 2025 and 2024:

Number of RSUs
Outstanding, March 1, 2024	3,074,298
Granted during the period	1,173,000
Vested and exercised during the period	(2,928,696)
Cancelled during the period	(246,500)
Outstanding, November 30, 2024	1,072,102

Outstanding, March 1, 2025	—
Granted during the period	5,812,180
Vested and exercised during the period	(2,658,780)
Cancelled during the period	—
Outstanding, November 30, 2025	3,153,400

On March 1, 2025, the Company granted 5,812,180 RSUs to officers, directors and consultants. The RSUs vested and were exercised on August 31, 2025 (See Changes in Share Capital for more details). On September 1, 2025, the Company granted 1,850,400 RSUs to its directors, management and staff. The RSUs are to vest on February 28, 2026. On November 24, 2025, the Company granted 1,303,000 RSUs to directors, officers, consultants and employees and staff as bonuses. The RSUs vested and were exercised on January 1, 2026.

As of November 30, 2025, there were 3,153,400 RSUs outstanding.

For the nine months ended November 30, 2025, the Company recorded $771,046 of share-based compensation related to the vesting of RSUs (November 30, 2024 - $969,879).

As at the date of this MD&A, the Company has 1,850,400 RSUs outstanding.

Options

The following details the changes in outstanding options for the nine months ended November 30, 2025:

	Number of Options	Weighted Average Exercise Price $
Outstanding, March 1, 2024	9,893,000	0.37
Issued during the period	400,000	0.40
Forfeited during the period	(1,393,000)	0.40
Expired during the period	(25,000)	0.70
Outstanding, November 30, 2024	8,875,000	0.36

Outstanding, March 1, 2025	8,500,000	0.37
Issued during the period	4,700,000	0.90
Exercised during the period	(1,175,000)	0.28
Expired during the period	(600,000)	0.65
Outstanding, November 30, 2025	11,425,000	0.58

On November 24, 2025, directors, officers and consultants of the Company were granted 4,700,000 options. The options vest as follows: i) 25% are to vest on May 24, 2026; (ii) 25% are to vest on November 24, 2026; (iii) 25% are to vest on May 24, 2027; and (iv) the remaining options are to vest on November 24, 2027. The options expire on December 29, 2028.

The following is a summary of options outstanding and exercisable as of November 30, 2025:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
February 22, 2026	1,725,000	1,725,000	0.25	0.23
February 22, 2026	2,050,000	2,050,000	0.35	0.23
September 01, 2026	250,000	250,000	0.70	0.75
December 29, 2026	200,000	150,000	0.40	1.08
April 16, 2027	250,000	187,500	0.40	1.38
July 10, 2027	150,000	75,000	0.40	1.67
December 29, 2028	2,100,000	1,575,000	0.40	3.08
December 29, 2028	4,700,000	—	0.90	3.08
	11,425,000	6,012,500

For the nine months ended November 30, 2025, the Company recorded $156,719 of share-based compensation related to the vesting of options (2024 - $562,593).

As at the date of this MD&A, the Company has 10,150,000 options outstanding and of which 5,312,500 options are exercisable.

Warrants

The following details the changes in outstanding warrants for the nine months ended November 30, 2025:

	Number of warrants	Weighted Average Exercise Price $
Outstanding as at March 1, 2024	16,962,927	0.54
Cancelled during the period	(80,640)	0.25
Outstanding, November 30, 2024	16,882,287	0.54

Outstanding, March 1, 2025	17,239,664	0.53
Issued during the period	9,368,384	0.57
Cancelled during the period	(2,625,000)	0.40
Exercised during the period	(4,584,014)	0.50
Outstanding, November 30, 2025	19,399,034	0.58

The following is a summary of warrants outstanding as at November 30, 2025:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
December 31, 2025	14,286,882	14,286,882	0.50	0.08
April 30, 2026	2,487,152	2,487,152	1.25	0.42
December 30, 2028	2,625,000	2,625,000	0.40	3.08
	19,399,034	19,399,034

As at the date of this MD&A, the Company has 7,106,123 warrants outstanding.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board and corporate officers. They are listed below:

Related party	Relationship
John Passalacqua	Chief Executive Officer (“CEO”) and Director
Laurence W. Zeifman	Chairman and Independent Director
Bennett Kurtz	Chief Administrative Officer (“CAO”), Chief Financial Officer (“CFO”), Corporate Secretary, and Director
Armand MacKenzie	President
Gilles Laverdiere	Chief Geologist(1)
Peter Nicholson	Independent Director

David Dufour	Senior Vice-President

(1) A related party under securities law and not under IAS 24.

Remuneration attributed to key management personnel can be summarized as follows:

	For the three months ended		For the nine months ended
	November 30, 2025 $	November 30, 2024 $	November 30, 2025 $	November 30, 2024 $
Share based compensation	413,538	162,219	928,654	899,829
Directors’ fees	—	10,000	—	10,000
Financing fees	—	119,728	332,578	372,487
	413,538	291,947	1,261,232	1,282,316

There are no amounts owed to related parties as of November 30, 2025.

Director and Management Services Agreements

The Company has director and management service agreements with each of its directors and officers that allow for termination without cause so long as 30 day prior written notice is provided by either party. Under each agreement, the consultant is issued a fixed amount of RSU’s.

For the nine months ended November 30, 2025, ExpoWorld Ltd. (with John Passalaqua as principal) received $341,704 in fees comprised of $nil for management services (November 30, 2024 - $nil) in their capacity as a CEO, $nil directors fees (November 30, 2024 - $nil), and $341,704 (November 30, 2024 - $342,153) in share based compensation comprised of options and RSUs. Mr. Passalaqua is the CEO and a director, and serves as a member of the Audit Committee .

For the nine months ended November 30, 2025, POF Capital Corp. (with Bennett Kurtz as principal) received $168,834 in fees comprised of $nil for management services (November 30, 2024 - $nil) in their capacity as a CAO, $nil directors fees (November 30, 2024 - $nil), and $168,834 (November 30, 2024 - $250,886) share based compensation comprised of options and RSUs. Mr. Kurtz is a director, and serves as the CAO, CFO, Corporate Secretary of the Company.

For the nine months ended November 30, 2025, Z Six Financial Corporation (with Laurence W. Zeifman and his spouse as the shareholders) received $127,430 in fees comprised of $nil for management services (November 30, 2024 - $nil), $nil directors fees (November 30, 2024 - $nil), and $127,430 share based compensation (November 30, 2024 - $195,302) comprised of options and RSUs. Mr. Zeifman serves as Chairman, independent director, Chair of the Audit Committee and as a member of the Compensation Committee of the Company.

For the nine months ended November 30, 2025, 166693 Canada Inc. (with Gilles Laverdiere as principal) received $217,543 in fees comprised of $nil for management services (November 30, 2024 - $nil), $194,880 for mining exploration and metallurgy expenses (November 30, 2024 - $153,224) comprised of cash payment, and $22,663 share based compensation (November 30, 2024 - $59,982) comprised of options. Mr. Laverdiere serves as the Chief Geologist of the Company.

For the nine months ended November 30, 2025, Peter Nicholson and WPCD Inc. received $100,486 in fees comprised of $nil for management services (November 30, 2024 - $nil), $nil directors fees (November 30, 2024 - $nil), and $100,486 share based compensation (November 30, 2024 - $26,438) comprised of options and RSUs. Mr. Nicholson serves as independent director, Chair of the Compensation Committee and as a member of the Audit Committee of the Company.

For the nine months ended November 30, 2025, Armand MacKenzie received $88,166 in fees comprised of $nil for management services (November 30, 2024 - $nil), $nil directors fees (November 30, 2024 - $nil), and $88,166 share based compensation (November 30, 2024 - $92,100) comprised of options and RSUs. Mr. MacKenzie serves as President of the Company.

For the nine months ended November 30, 2025, David Dufour received $101,062 in fees comprised of $nil for management services (November 30, 2024 - $nil), $nil directors fees (November 30, 2024 - $nil), and $101,062 share based compensation (November 30, 2024 - $110,649) comprised of options and RSUs. Mr. Dufour serves as Senior Vice-President of the Company.

Other Related Party Transactions

During the nine months ended November 30, 2025, the Company issued 1,000,000 flow-through shares (2024 - 285,714) and 560,224 non-flow-through shares (2024 – nil) to officers and directors, for gross proceeds of $630,112 (2024 - $100,000), and 108,950 (2024 – nil) common shares to officers and directors on the exercise of warrants for gross proceeds of $54,475 (2024 - $nil).

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

	As at November 30, 2025
	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	20,023,238	—	—	20,023,238
Long-term investments	—	—	171,153	171,153

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $20,023,238 The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at November 30, 2025, has $19,983,238 in cash and cash equivalents and $40,000 in restricted cash and $637,691 in financial liabilities, which represents the Company’s maximum exposure to liquidity risk.

The Company has no financial liabilities with a contractual maturity greater than one year. As at November 30, 2025, the Company has sufficient working capital to satisfy its financial liabilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company has no investments or liabilities with variable interest rates. The Company is exposed to interest rate risk, as a decline in market interest rates at the time of GIC renewal could result in reinvestment at lower rates, potentially reducing overall returns.

b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of November 30, 2025, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). A 1% change in the exchange rate would result in a change of net loss or gain by $1,712 The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company is exposed to price risk on its investment in IPL.

RISK FACTORS

The forward-looking information contained in this MD&A is based on the opinions, assumptions and estimates of management set out herein, which management believes are reasonable as at the date the statements are made. Those opinions, assumptions and estimates are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information.

An investment in the Company’s securities should be considered as highly speculative given the current stage of the Company’s business and development. Such an investment is subject to a number of risks at any given time. Below is a description of the principal risk factors affecting the Company. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial; however, even an immaterial risk has the potential to have a material adverse effect on the Company’s financial condition, operating results, business or future prospects. Investors should carefully consider these risk factors, many of which are beyond the Company’s control, together with other information set out in this MD&A before investing in the Company’s securities. The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. Other risk factors may apply.

Limited Operating History

The Company has a limited operating history and no operating revenues. There is no assurance that any property or business that the Company may hold, acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future.

The Company faces a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by mineral exploration and early stage manufacturing companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration program that the Company intends to undertake on its properties and any additional properties that the Company may acquire. These potential problems include unanticipated problems relating to exploration, development, processing and mining, and additional costs and expenses that may exceed current estimates. The expenditures to be made by the Company in the exploration of its properties or any other mineral property that it may acquire may not result in the discovery of any commercially exploitable mineral deposits. Problems such as unusual or unexpected geological formations and other conditions are involved in all mineral exploration and often result in unsuccessful exploration efforts. If the results of the Company’s exploration do not reveal viable commercial mineralization, the Company may decide to abandon some or all of its property interests.

Very few mineral exploration properties actually contain commercially viable mineral deposits. The Company has no history upon which to base any assumption as to the likelihood that its business will prove successful, and the Company can provide no assurance that it will generate any operating revenues or ever achieve profitable operations. If the Company is unsuccessful in addressing these risks, its business could fail.

Compared to other mineral exploration and manufacturing companies, the Company is very small, has few resources and must limit its exploration and expansion plans.

The Company is small in an industry dominated by many larger companies that have substantial amounts of capital and management expertise. The Company does not have the human resources or financial resources to compete with senior mineral exploration and manufacturing companies, which could and probably would spend more time and money exploring mineral exploration properties and have better odds of finding a mineral reserve. As a result, the Company must limit its exploration and expansion plans, and it may be unsuccessful in finding a mineral reserve or commencing processing operations, if it does, it may not have sufficient financial resources or management expertise to effectively develop such a reserve or developing such operations, which means that investors could lose a portion or all of any funds they invest in the Company.

The Company will have to suspend its plans if it does not have access to all of the supplies and materials needed in order to carry out such plans.

Competition, supply disruptions and other unforeseen limited sources of supplies in the industry could result in shortages of supplies and equipment that the Company might need to conduct its business. If it cannot find the products and equipment needed, the Company will have to suspend its plans until it is able to find the products and equipment that are needed. This could have a negative impact on the Company and its common share price.

There are inherent dangers involved in mineral exploration and manufacturing, and the Company may incur liability or damages as it conducts its business.

The Company’s proposed business involves numerous hazards. As a result, the Company may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which the Company cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position.

Government regulation or other legal uncertainties could have a negative impact on the Company’s business.

There are numerous provincial and federal governmental regulations that materially affect the operations of mineral exploration, development, processing and mining companies which are uncertain and remain subject to change. Uncertainty and new regulations could increase the costs of doing business and prevent the Company from conducting its business and realizing its plans, and which may have an material adverse impact on the Company’s financial condition and results of operations. The growth of demand for Company products may also be significantly slowed. This could delay growth in potential demand for and limit the Company’s ability to generate revenues. In addition to new laws and regulations being adopted, existing laws may be applied to exploration, development, processing and mining activities that are carried out or proposed to be carried out by the Company, which may negatively affect the Company.

Fluctuations in the prices of commodities and other materials proposed to be produced by the Company may adversely affect the Company’s prospective revenue, profitability and working capital position.

The Company’s future revenues and cash flows are subject to fluctuations in market and commodity prices. Such prices are affected by a variety of factors beyond the Company’s control including interest rate changes, exchange rate changes, international economic and political trends, inflation or deflation, fluctuations in the value of the Canadian dollar and foreign currencies, global and regional supply and demand, changes in industrial demand and the political and economic conditions of major commodity producing and manufacturing countries throughout the world.

The Company’s exploration and development properties may not be successful and are highly speculative in nature.

The Company’s activities include the exploration for and the possible future development of mineral deposits. The exploration for, and development of, mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices which are highly cyclical and unpredictable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project or other aspect of the Company business. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of such minerals.

The exploration and development of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the mineral resource disclosures set out herein have been carefully prepared by independent mining experts, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, dilution estimates or recovery rates may affect the economic viability of a project. The long-term profitability of the Company’s operations will likely be in part related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish mineral resources through drilling, to extract the resources, to develop processing facilities (whether or not related to the extraction activities), and to implement other required infrastructure. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Indigenous title and land claims.

The Company’s exploration and manufacturing properties, and other properties material to the Company’s proposed operations, may now or in the future be the subject of Indigenous land claims, which is a matter of considerable complexity. The impact of any such claim on the Company’s ownership interest in its properties cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of Indigenous rights in the area in which such properties are located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may further negotiate with and seek the approval of holders of Indigenous interests in order to facilitate exploration and development work on the Property, and there is no assurance that the Company will be able to establish or maintain a practical working relationship with all of the Indigenous parties in the area which would allow it to ultimately develop conduct its operations.

Environmental and other regulatory risks may adversely affect the Company.

All phases of the Company’s operations are subject to environmental regulations in the jurisdiction in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards, protection of species at risk, and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its operations or from proceeding with planned operations including the exploration, development or processing of minerals and mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration, development, processing and mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of exploration, development, processing and mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production from operations or require abandonment or delays in development of new processing operations or mining properties.

The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company’s operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any new development, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating any aspect of its business.

Climate change may adversely affect the Company.

Governments are moving to enact climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs.

Title to some of the Company’s mineral properties may be challenged or defective.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mining claims may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its current properties, there is no guarantee such title will not be challenged or impaired. Third parties may have valid or invalid claims underlying portions of its interest, including prior unregistered liens, agreements, transfers or claims, including formal indigenous land claims, informal indigenous land claims accompanied by disruptive activity, and title may be affected by, among other things, undetected defects. As a result, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its current property or any future properties that it may acquire an interest in. An impairment to or defect in its title to its properties could have a material adverse effect on its business, financial condition or results of operations.

Geopolitical tensions may adversely impact the Company and the value of the Company’s shares.

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions including, but not limited to, ongoing trade uncertainty with the United States, China and other material trading partners, and military conflicts between Russia and Ukraine and in the Middle East. Although the length and impact of these geopolitical tensions are highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

The Company is continuing to monitor these situations and assessing its potential impact on its business. In addition, new and existing sanctions, tariffs and other economic protectionist measures could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for the Company to obtain additional funds.

Any of the above-mentioned factors could affect the Company’s business, prospects, financial condition, and operating results. The extent and duration of the geopolitical tensions, and the resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this MD&A.

Obtaining and renewing licenses and permits.

In the ordinary course of business, the Company will be required to obtain and renew governmental licenses or permits for exploration, development, construction and commencement of operations on its properties and its facilities. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings on the part of the Company. The duration and success of the Company’s efforts to obtain and renew licenses or permits are contingent upon many variables not within the Company’s control, including the interpretation of applicable requirements implemented by the licensing authority. The Company may not be able to obtain or renew licenses or permits that are necessary to its operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what the Company believes they can recover from a property. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Reliance on Management and Key Personnel.

The Company’s success is largely dependent on the performance of its Board of Directors and management team. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of any of the Company’s senior management or key employees, or an inability to attract other suitably qualified persons when needed, could materially adversely affect its ability to execute its business plan and strategy, and it may not be able to find adequate replacements on a timely basis, or at all.

Conflicts of Interest.

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time-to-time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Insurance and uninsured risks

The Company is exposed to risks inherent in the exploration, development, processing and mining industries, including adverse environmental conditions and pollution, personal injury or death, labour disputes, unusual or unexpected geological conditions, legal liability, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena, civil disorder, war, subversive activities or sabotage, property damage, floods, fires, explosions, earthquakes, delays in mining and monetary losses or other catastrophes.

While the Company has obtained insurance to address certain risks in such amounts as it considers reasonable, such insurance has limitations on liability that may not be able to cover all the potential liabilities and the insurance may not continue to be available or may not be adequate to cover any resulting liability. Moreover, such risks may not be insurable in all instances or, in certain instances, the Company may elect not to insure against certain risks because of high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company and the occurrence of an event in which the Company is not fully insured against, could have a material adverse effect upon its business, operating results and financial condition.

Litigation

All industries are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company’s business. Such litigation may be brought from time to time in the future against the Company. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. The Company is not currently subject to material litigation, nor has the Company received any indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, the Company could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort in operating the business of the Company and if the Company is incapable of resolving such disputes favourably, the resulting litigation could have a material adverse impact on the Company’s financial condition, cash flow and results from operation.

Dependence on outside parties.

The Company will rely upon consultants, engineers, contractors and other parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct processing facilities and mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to acquire access to and maintain required technologies and, in the case of new properties, to develop the exploration and mineral processing infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on the Company.

Risks related to possible fluctuations in revenues and results.

The Company may experience significant fluctuations in its quarterly and annual results of operations for a variety of reasons, many of which are outside of the Company’s control. Any fluctuations may cause the Company’s results of operations to fall below the expectations of securities analysts and investors. This could have an adverse impact on the ability of a shareholder to dispose of common shares, or on the market price of the common shares if trading of the common shares is possible in a marketplace.

Negative cash flow from operations.

The Company has negative cash flow from operating activities. The Company’s cash flow will be directly related to any revenues generated from processing, production and milling activities. In addition to cash flow from operations, ongoing operations may be dependent on the Company’s ability to obtain equity financing by the issuance of capital and to generate profitable operations in the future. Significant amounts of capital expenditures are required in order for the Company to execute its business plan and there are no assurances that the Company will have sufficient funds for this purpose.

Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period(s), it will need to raise additional funds to cover this shortfall.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies in order to minimize long term effects of land disturbance. Reclamation may include requirements to: control dispersion of potentially deleterious effluents; and reasonably re-establish pre-disturbance landforms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with exploration, potential development and production activities, the Company must allocate financial resources that might otherwise be spent on exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Risks relating to health and safety.

Exploration, development, processing and mining operations are subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the Company’s operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain financing, licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

There is no assurance that the Company has been or will at all times be in full compliance with all laws and regulations or hold, and be in full compliance with, all required health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of its operations or the operation or further development of a project, and any noncompliance therewith may adversely affect the Company’s business, financial condition and results of operations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production, or abandonment or delays in development of new mining properties.

Risks related to infrastructure.

Exploration, development, processing and mining activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power sources are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government denial or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Risks related to market demands.

The markets that the Company participates in, particularly the LFP Battery market, may not grow as expected or at all, resulting in decreased demand for the Company’s products. While the Company’s goal is to generate revenue, there can be no assurance that it will succeed in doing so and the Company’s losses may increase. Furthermore, phosphate is not currently listed as a critical and/or strategic mineral in all jurisdictions in which it intends to operate or raise capital, and may never be listed as a critical and/or strategic mineral, potentially negatively impacting the level of market demand for the Company’s products and its ability to raise capital.

The markets in which the Company operates are in their early stages and highly competitive, and the Company may not be successful in competing in these industries as they further develop.

The Company expects the LFP battery industry and the market for related products will become more competitive in the future. The Company also expects more regulatory burden as customers adopt this new technology. There is no assurance that LFP battery solutions will be successful in the respective markets in which they compete. A significant and growing number of established and new companies have entered or are reported to have plans to enter the battery solutions market, including companies engineering forms of energy storage that do not require the minerals contained on the Company properties or products proposed to be produced by the Company. Decreases in the retail prices of electricity from utilities or other renewable energy sources could make LFP battery products less attractive to customers. Reduction in various rebate and incentive programs could also adversely affect the Company.

Dilution.

Securities of the Company, including common shares and rights, warrants, special warrants, subscription receipts and other securities to purchase, convert into or exchange into common shares, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board may determine. In addition, the Company may issue additional common shares from time to time pursuant to share purchase warrants, restricted share units and options to purchase common shares issued from time to time by the Company. The issuance of these common shares could result in dilution to existing shareholders.

Future sales by existing shareholders could cause the Company’s share price to fall.

Future sales of common shares by the Company or other shareholders could decrease the value of the common shares. The Company cannot predict the size of future sales by the Company or other shareholders, or the effect, if any, that such sales will have on the future market price of the common shares. Sales of a substantial number of common shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the common shares.

Profits or Significant Revenues.

The Company’s current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in exploration and development.

No dividends.

The Company’s current policy is to retain any earnings to reinvest in the Company. Therefore, the Company does not anticipate paying cash dividends on the common shares in the foreseeable future. The Company’s dividend policy will be reviewed from time to time by its Board of Directors in the context of its earnings, financial condition and other relevant factors. Until the time that the Company does pay dividends, which it might never do, its shareholders will not be able to receive a return on their common shares unless they sell them.

Fluctuation and volatility in stock exchange prices.

The market price of a publicly traded stock is affected by many variables, including the availability and attractiveness of alternative investments and the breadth of public market for the stock. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such variations will not affect the price of the Company’s securities in the future and that the price of the common shares will not decrease while listed on the CSE or any other market upon which the securities of the company are listed for trading.

Activities of the Company may be impacted by an outbreak of a contagious disease.

The Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease. The Company cannot accurately predict the impact such an outbreak will have on the Company’s business. Risks posed by an outbreak of a contagious disease include uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for the Company’s services and likely impact operating results.

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on the Company’s forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risk and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.